UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

March  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-6 and Material Change Report March 15, 2004

DESCRIPTION:

Queenstake drilling results Starvation Canyon project - Jerritt Canyon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                (Registrant)

Date  March 15, 2004

By                                   “Doris Meyer”

                                        (Signature)

                             Doris Meyer, Corporate Secretary

                                    Queenstake Resources Ltd.

News Release 2004-0 6

March 4 , 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE HITS HIGH GRADE IN FIRST EXPLORATION PROGRAM IN SOUTHERN PART OF JERRITT CANYON

Denver, Colorado – March 4 , 2004 – Queenstake Resources Ltd. (TSX:QRL) announces initial surface exploration drilling results from its Starvation Canyon project.  Starvation Canyon is located in the southwest part of the 100 square mile Jerritt Canyon District on private land owned by the company about 12 miles southwest of the Jerritt Canyon mill and about eight miles southwest of the SSX mine.  The results are meaningful because high grade mineralization is being found in sufficient thickness and extent to suggest the possibility that a new orebody is being defined well outside existing mines.   There is much more drilling to do, but initial results are encouraging.

Six reverse circulation drill holes were completed in the project area during January and February, 2004.  Three of the six holes intersected gold mineralization in rocks of the Roberts Mountains and Hanson Creek Formations that are typical gold ore hosts for all of the mines in the Jerritt Canyon D istrict.  Of particular note are the results from holes TJ-104 and TJ-108 that encountered intervals of very strong gold mineralization in the Hanson Creek Formation ..  The attached plan shows drillhole locations .  Significant drill results (those which include assay intervals greater than 0.020 opt) are tabulated below:

Hole No.	Inclination	From	To	Thickness	Grade
		(ft.)	(ft.)	(ft.)	(oz Au/st)

TJ-103	vertical				none

TJ-104	vertical	345	350	5	0.074
and		370	430	60	0.129
including		375	380	5	0.225
including		395	400	5	0.439

TJ-105	-75 degrees	235	245	10	0.031
and		325	330	5	0.021

TJ-106	vertical				none

TJ-107	-70 degrees				none

TJ-108	vertical	525	540	15	0.182
and		555	605	50	0.513
including		560	575	15	1.062

Intercepts are reported as drilled; true widths have not been calculated.   All of the assays reported in this news release were performed by ALS Chemex laboratories using standard fire assay techniques subject to the lab’s usual internal QA/QC procedures.  The Qualified Person for the release of this exploration information, in the context of National Instrument 43-101, is Mr. Dorian L. (Dusty) Nicol, Queenstake’s Executive Vice President and Director of Exploration.

The gold mineralization discovered by this program is an extension to the Starvation Canyon deposit as defined by the Freeport Exploration Company in the late 1980’s.  Prior to this drill program the main portion of the Starvation Canyon deposit was defined by 9 holes that had mineralization at depths of 250 feet to 600 feet.  Some of the best intercepts from this program included 60 feet of 0.247 oz Au/st in TJ-36 and 65 feet of 0.139 oz Au/st in TJ-47 ..  Previous exploration had focused on open-pittable reserves and was confined to vertical drill holes of limited depth .  Queenstake’s exploration staff reviewed the geologic data and assay information from the Freeport drilling and planned a drilling program to target favorable host rocks along the structural trend of the mineralization that had not been tested previously.  Queenstake’s exploration program is targeted at prospective stratigraphic units that in some cases occur below previous ly drilled depths as well as vertical structures best tested by angle drill holes.

Drill holes TJ-104 and TJ-108 extend the mineralization over 300 feet beyond the previous drilling and demonstrate that the main Starvation Canyon mineralization extends to the east–southeast for a greater distance than previously thought and contains, at least locally, higher grade mineralization than previously found ..   The high grade results in TJ-108 are similar to zones currently being mined in the central portion of the Jerritt Canyon District.   Mineralization remains open both along structural trends and projections of favorable stratigraphy.

Follow-up drill planning is underway.  Drill plans will aggressively pursue the open-ended mineralization to the east-southeast.  Planning is also underway for in-fill drilling to better define the high-grade zones.  The steep topographic setting and the lack of significant ground water suggest the deposit could be readily developed by underground access if appropriate.

Dorian L. (Dusty) Nicol , Queenstake’s Director of Exploration, said, “ We are delighted by the success of this Starvation Canyon drill program.  The extension of the Starvation Canyon deposit and the discovery of a thick intercept of high grade mineralization validate the concept that potentially economic gold mineralization exists outside currently and previously mined areas of the Jerritt Canyon District.  This further enhances our belief in the long-term exploration potential of the District.

We are proud to continue the tradition of geology-based exploration and discovery that has been the hallmark of Jerritt Canyon for over twenty years.  The success at Starvation Canyon, like our previous ly announced and ongoing successes with exploration proximal to current mines , is the result of our Geology Department’s application of sound geology followed by aggressive drilling.  We expect our team to have exploration success for years to come using this approach.”

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.   In 2003 it acquired the Jerritt Canyon property from the AngloGold /Meridian Joint Venture.  The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt

Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999 , from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Legend
2004 Drillholes Completed
2004 Drillholes: Permitted/Undrilled
Foot Ounce Contours
> 10 Ft-Oz Gold Grade Thickness
5-10 Ft - Oz Gold Grade Thickness
Historic Drillholes: Thickness x Grade (Ft-Oz)
10 - 15
5 - 9.99
1 - 4.99
0.5 - 0.99
0 - 0.49
TJ-107
No Significant Intervals
> .02 oz Au/ton
TJ-106
No Significant Intervals
> .02 oz Au/ton
60'/370-430/.129 oz Au/ton
(Incl: 5'/.225 & 5'/.439)
7600 Ft Elevation
16
10.0
5.0
B
10'/235-245/.031 oz Au/ton
10'/620-630/.050 oz Au/ton
379,000 N
18
TJ-104
A
14
TJ-105
1.0
369,000 E
TJ-108
0.5
6
15'/525-540/.182 oz Au
and
50'/555-605/.513 oz Au/ton
(Incl: 15'/560-575/1.062oz Au/ton)
13
TJ-103
No Significant Intervals
> .02 oz Au/ton
7300 Ft Elevation
7400 Ft Elevation
10
0 100 200
Feet

Starvation Canyon Drilling
February 2004 ELH

MATERIAL CHANGE REPORT

1.    Reporting Issuer

Full name of the Issuer:

Queenstake Resources Ltd.

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 405, 555 Sixth Street

New Westminster, British Columbia
V3L 5H1

PHONE: (604) 516-0566

2.    Date of Material Change

March 1, 2004

3.    Press Release

The date and place(s) of issuance of the press release are as follows:

March 4, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.    Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Queenstake Resources Ltd. announces initial surface exploration drilling results from its Starvation Canyon project.  Starvation Canyon is located in the southwest part of the 100 square mile Jerritt Canyon District on private land owned by the company about 12 miles southwest of the Jerritt Canyon mill and about eight miles southwest of the SSX mine. Six reverse circulation drill holes were completed and three of the six holes intersected gold mineralization in rocks of the Roberts Mountains and Hanson Creek Formations.  The results from two of the holes drilled encountered intervals of very strong gold mineralization in the Hanson Creek Formation. The results are meaningful because high grade mineralization is being found in sufficient thickness and extent to suggest the possibility that a new orebody is being defined well outside existing mines.  There is much more drilling to do, but initial results are encouraging.

5.    Full Description of Material Change

Queenstake Resources Ltd. announces initial surface exploration drilling results from its Starvation Canyon project.  Starvation Canyon is located in the southwest part of the 100 square mile Jerritt Canyon District on private land owned by the company about 12 miles southwest of the Jerritt Canyon mill and about eight miles southwest of the SSX mine.  The results are meaningful because high-grade mineralization is being found in sufficient thickness and extent to suggest the possibility that a new ore body is being defined well outside existing mines.  There is much more drilling to do, but initial results are encouraging.

Six reverse circulation drill holes were completed in the project area during January and February 2004.  Three of the six holes intersected gold mineralization in rocks of the Roberts Mountains and Hanson Creek Formations that are typical gold ore hosts for all of the mines in the Jerritt Canyon District.  Of particular note are the results from holes TJ-104 and TJ-108 that encountered intervals of very strong gold mineralization in the Hanson Creek Formation.  The attached plan shows drill hole locations.  Significant drill results (those which include assay intervals greater than 0.020 opt) are tabulated below:

Hole No.	Inclination	From	To	Thickness	Grade
		(ft.)	(ft.)	(ft.)	(oz Au/st)
TJ-103	vertical				none
TJ-104 and including including	vertical	345 370 375 395	350 430 380 400	5 60 5 5	0.074 0.129 0.225 0.439
TJ-105 and	-75 degrees	235 325	245 330	10 5	0.031 0.021
TJ-106	vertical				none
TJ-107	-70 degrees				none
TJ-108 and including	vertical	525 555 560	540 605 575	15 50 15	0.182 0.513 1.062

Intercepts are reported as drilled; true widths have not been calculated.  All of the assays reported in this news release were performed by ALS Chemex laboratories using standard fire assay techniques subject to the lab’s usual internal QA/QC procedures.  The Qualified Person for the release of this exploration information, in the context of National Instrument 43-101, is Mr. Dorian L. (Dusty) Nicol, Queenstake’s Executive Vice President and Director of Exploration.

The gold mineralization discovered by this program is an extension to the Starvation Canyon deposit as defined by the Freeport Exploration Company in the late 1980’s.  Prior to this drill program the main portion of the Starvation Canyon deposit was defined by 9 holes that had mineralization at depths of 250 feet to 600 feet.  Some of the best intercepts from this program included 60 feet of 0.247 oz Au/st in TJ-36 and 65 feet of 0.139 oz Au/st in TJ-47.  Previous exploration had focused on open-pittable reserves and was confined to vertical drill holes of limited depth.  Queenstake’s exploration staff reviewed the geologic data and assay information from the Freeport drilling and planned a drilling program to target favorable host rocks along the structural trend of the mineralization that had not been tested previously.  Queenstake’s exploration program is targeted at prospective stratigraphic units that in some cases occur below previously drilled depths as well as vertical structures best tested by angle drill holes.

Drill holes TJ-104 and TJ-108 extend the mineralization over 300 feet beyond the previous drilling and demonstrate that the main Starvation Canyon mineralization extends to the east–southeast for a greater distance than previously thought and contains, at least locally, higher grade mineralization than previously found.  The high grade results in TJ-108 are similar to zones currently being mined in the central portion of the Jerritt Canyon District.  Mineralization remains open both along structural trends and projections of favorable stratigraphy.

Follow-up drill planning is underway.  Drill plans will aggressively pursue the open-ended mineralization to the east-southeast.  Planning is also underway for in-fill drilling to better define the high-grade zones.  The steep topographic setting and the lack of significant ground water suggest the deposit could be readily developed by underground access if appropriate.

6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.    Omitted Information

Not Applicable

8.    Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Corporate Secretary
Suite 405 - 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE:  (604) 516-0566

9.    Date of Report

DATED at New Westminster, British Columbia, this 15th day of March 2004.

"Doris Meyer"

Doris Meyer, Corporate Secretary